Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Mountain Province Diamonds Provides Feasibility Study Update

            Feasibility Study on track for completion in mid-2010

            Shares Issued and Outstanding: 66,631,746
            TSX: MPV
            NY - AMEX: MDM

            TORONTO and NEW YORK, Jan. 25 /CNW/ - Mountain Province Diamonds Inc.
("Mountain Province", the "Company") (TSX: MPV, NY-AMEX: MDM) is pleased to announce that the Gahcho Kue definitive feasibility study, which commenced in
August, 2009, is progressing satisfactorily and remains on budget and on schedule for completion by mid-2010. Key elements of the feasibility study, including the mine schedule, pit design, waste dump design, process plant design, and waste and water management are advancing satisfactorily.
            A final draft of the Gahcho Kue project description has been presented to the Gahcho Kue Joint Venture partners, De Beers Canada Inc. ("De Beers") and
Mountain Province. Once completed, the project description will be incorporated into the Environmental Impact Statement ("EIS"), which will be submitted the Mackenzie Valley Environmental Impact Review Board ("MVEIRB").
Key elements of the draft project description include the following:

            <<
            -   Average annual production rate of approximately 3 million tonnes of ore;
            -   Life of mine from the open-pit resource of approximately 12 years;
                and
            -   Average annual production rate of approximately 4.5 million carats.
            >>

            The above elements of the project description are provided for guidance purposes and remain subject to final review, confirmation and approval by the
Joint Venture partners.
            Finalization of the EIS is running in parallel with the feasibility study with the intention of completing permitting for the Gahcho Kue project at the earliest possible date.

            Located in Canada's Northwest Territories, Gahcho Kue is one of the
largest new diamond projects under development globally. The project consists of a cluster of kimberlites, three of which have an indicated resource of approximately 30.2 million tonnes grading at 1.67 carats per tonne
(approximately 50.5 million carats) and an inferred resource of approximately
6 million tonnes grading at 1.73 carats per tonne (approximately 10.3 million carats). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

            Qualified Person

            This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

            Forward-Looking Statements

            This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

            %CIK: 0001004530

            /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114, 401 Bay Street, Suite 2700, Toronto,
Ontario, M5H 2Y4, Phone: (416) 361-3562, Fax: (416) 603-8565,
www.mountainprovince.com, E-mail: info(at)mountainprovince.com/
            (MDM MPV.)

CO:  Mountain Province Diamonds Inc.

CNW 10:00e 25-JAN-10